Exhibit 99.1

CONYERS DILL & PEARMAN LLP
SIX, 2nd Floor, Cricket Square
PO Box 2681, Grand Cayman KY1-1111 Cayman Islands
T +1 345 945 3901
conyers.com

29 June 2026

Matter No.: 714046

The Nasdaq Stock Market, Inc.
Listing Qualifications

805 King Farm Blvd
Rockville

MD 20850
USA

Dear Sir/ Madam

Re:	Ridgetech, Inc.
Nasdaq Listing Rules 5600 Series

We have acted as special Cayman Islands legal counsel to Ridgetech, Inc., formerly known as “China Jo-Jo Drugstores Holdings, Inc.” (the “Company”) and have been asked to provide this opinion to you with regard to the laws of the Cayman Islands in relation to the Company. Capitalised terms used but not otherwise defined in this opinion have the meanings given to them in Schedule 1.

For the purposes of giving this opinion, we have examined the Documents. We have not examined any other documents, official or corporate records or external or internal registers and have not undertaken or been instructed to undertake any further enquiry or due diligence in relation to the transaction which is the subject of this opinion. In giving this opinion we have relied upon the assumptions set out in Schedule 2 which we have not verified.

Background

The Company was incorporated in the Cayman Islands in 2021 for the purpose of serving as the successor holding company in connection with a redomicile merger with China Jo-Jo Drugstores, Inc., a Nevada corporation, which was completed on July 30, 2021 (the “Redomicile Merger”). The Company is an exempted company with limited liability incorporated under the Companies Act (Revised) of the Cayman Islands (the “Companies Act”). As such, the Company is required as a matter of Cayman Islands law to comply with the Companies Act and the Company’s Memorandum and Articles of Association (the manner in which it is so required to operate, the “Relevant Cayman Corporate Practices”).

We are advised by the Company that the Company has qualified as a foreign private issuer for the purposes of the NASDAQ Listing Rules (the “Listing Rules” and each a “Listing Rule”) since the completion of the Redomicile Merger. We have been informed and understand that under the terms of the Listing Rules, the Company has an option of whether to adopt certain corporate governance practices as set out in the 5600 Series of the Listing Rules or alternatively to continue to operate in accordance with the Relevant Cayman Corporate Practices (such election, the “Relevant Election”). We understand that pursuant to Nasdaq Listing Rule 5615(a)(3) (Exemptions from Certain Corporate Governance Requirements), the Company has informed us of its intention to adopt and follow Relevant Cayman Corporate Practices in lieu of certain requirements of the 5600 Series of the Listing Rules since the completion of the Redomicile Merger, and may avail itself of an exemption from the Listing Rules set out in Annex 1 attached hereto. Under Item 16G (“Corporate Governance”) in the Company’s annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission for the fiscal years ended March 31, 2023, 2024, and 2025, the Company has disclosed that it follows home country practices in lieu of certain Nasdaq Listing Rules, including Nasdaq Listing Rule 5620(a) and Nasdaq Listing Rule 5635.

Opinion

Based solely upon our examination of the Documents, subject to the assumptions set out in Schedule 2 and the qualifications set out in Schedule 3 and having regard to legal considerations which we deem relevant, we are of the opinion that (i) the making of the Relevant Election by the Company, and (ii) the Company continuing to follow the Relevant Cayman Corporate Practices, are not prohibited by the terms of the Memorandum and Articles of Association or the laws of the Cayman Islands.

Scope

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than the Cayman Islands. This opinion is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. Except as specifically stated herein, we express no opinion as to matters of fact.

Reliance

This opinion is issued solely for your benefit and use in connection with the matter described herein and is not to be relied upon by any other person, firm or entity or in respect of any other matter. It may be disclosed to your successors and assigns only with our prior written consent. It may not be disclosed to or relied upon by any other party or for any other purpose.

Yours faithfully,

/s/ Conyers Dill & Pearman LLP

Conyers Dill & Pearman LLP

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SCHEDULE 1

List of Documents and Records Examined

1	A copy of the fifth amended and restated memorandum and articles of association of the Company adopted by special resolution of the shareholders of the Company dated 12 December 2025 and effective on 7 April 2026 (the “Memorandum and Articles of Association”);

2	A certificate of good standing issued by the Registrar of Companies of the Cayman Islands and dated 29 June 2026; and

3	A copy of an online search of the information available to us in respect of the Company obtained from the Registrar of Companies in the Cayman Islands on 29 June 2026 (the “CORIS Search”);

(collectively, the “Documents”).

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SCHEDULE 2

Assumptions

1	Authenticity of Documents. The Documents provided to us are true and complete copies of the final forms of the originals.

2	CORIS Search The information revealed by the CORIS Search is accurate.

3	Listing Rules. The matters we have been informed of in respect of the Listing Rules as referred to in this opinion (including the application of the same to the Company) and the Company’s obligations and practices adopted in regard to the same are true and accurate in all respects.

4	Governing Law. We assume that the Listing Rules are governed by a law other than the laws of the Cayman Islands.

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SCHEDULE 3

Qualifications

1	Facts and Circumstances. This opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion.

2	Listing Rules. We render no opinion on the Listing Rules themselves, the interpretation thereof or the compliance by the Company of its obligations thereunder.

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Annex 1

Listing Rules Extract

1	Rule 5605(e)(1) requiring that the Company have independent director involvement in the selection of director nominees, by having a Nominations Committee comprised solely of independent directors (as defined in Rule 5605(a)(2));

2	Rule 5605(e)(2) requiring that the Company adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws;

3	Rule 5605(d)(1) requiring that the Company adopt a formal written Compensation Committee charter (specifying the items enumerated in Rule 5605(d)(1)), and that the Compensation Committee will review and reassess the adequacy of the charter on an annual basis;

4	Rule 5605(d)(2) requiring that the Company maintain a Compensation Committee of at least two members, each of whom must be an independent director (as defined in Rule 5605(a)(2));

5	Rule 5605(b)(1) requiring that the Company’s board of directors be comprised of a majority of independent directors (as defined in Rule 5605(a)(2));

6	Rule 5605(b)(2) requiring that the Company have “executive sessions”, being regularly scheduled meetings at which only independent directors are present;

7	Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end;

8	Rule 5620(c) requiring that the Company’s by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company’s common voting stock; and

9	Rule 5635 pursuant to which shareholder approval is required, including:

(a)	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to the issuance of securities in connection with the acquisition of the stock or assets of another company.

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(b)	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

(c)	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

(d)	Rule 5635(d), pursuant to which shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price, as such capitalized terms are defined in such rule.

10	Rule 5640 requiring that the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 may not be disparately reduced or restricted through any corporate action or issuance.

11	Rule 5250(d) requiring that the Company distribute annual and interim reports to its shareholders.

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